UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                            Fresenius Medical Care AG
                            -------------------------
                                (Name of issuer)

                                 Ordinary Shares
                         ------------------------------
                         (Title of class of securities)

                                  US3580291066
                                  ------------
                                 (CUSIP number)

                                 April 24, 2001
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               | | Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               | | Rule 13d-1 (d)

---------------------------------
CUSIP No. US3580291066                         13G
---------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) | |
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    1,253,763
BENEFICIALLY                 ------ --------------------------------------------
                                    SHARED VOTING POWER
OWNED BY                     6      3,896,005*
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      1,253,763
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      4,394,016*
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,647,779*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.1%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------
* Included in this figure are 1,083,602 Ordinary Shares borrowed from non-affiliated third parties. Such shares are reported here because Deutsche Bank AG may be deemed the Beneficial Owner of such Ordinary Shares.

** Included in this percentage are 1,083,602 Ordinary Shares borrowed from non-affiliated third parties, and such shares are reported here because Deutsche Bank AG may be deemed the Beneficial Owner of such Ordinary Shares.

Item 1(a).     Name of Issuer:

               Fresenius Medical Care AG (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is Else-Kroner Strasse 1, 61346 Bad Homburg v.d.H., Federal Republic of Germany.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is ordinary shares, which includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) |_|  Broker or dealer registered under section 15 of the Act;

               (b) |_|  Bank as defined in section 3(a)(6) of the Act;

               (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

               (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

               (e) |_|  An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

               (f) |_|  An  employee   benefit  plan,   or  endowment   fund  in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) |_|  A church plan that is excluded from the definition of an
                        investment   company  under  section   3(c)(14)  of  the
                        Investment Company Act of 1940;

               (j) |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.        Ownership.

              (a)   Amount beneficially owned:

                         The  Reporting  Person owns the amount of the  Ordinary
                    Shares as set forth on the cover page.

              (b)   Percent of class:

                         The  Reporting   Person  owns  the  percentage  of  the
                    Ordinary Shares as set forth on the cover page.

              (c)   Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         The  Reporting  Person has the sole power to vote or to
                    direct the vote of the Ordinary Shares as set forth on the cover page.

                   (ii)  shared power to vote or to direct the vote:

                         The Reporting Person has the shared power to vote or to
                    direct the vote of the Ordinary Shares as set forth on the cover page.

                  (iii)  sole power to dispose or to direct the disposition of:

                         The  Reporting  Person has the sole power to dispose or
                    direct the disposition of the Ordinary Shares as set forth on the cover page.

                   (iv) shared power to dispose or to direct the disposition of:

                         The Reporting Person has the shared power to dispose or
                    direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Other than the Ordinary Shares over which the Reporting Person exercises sole voting or disposition power and the Ordinary Shares borrowed from non-affiliated third parties, investment management clients of the Reporting Person or its subsidiaries have the ultimate right to any dividends from the Ordinary Shares and the proceeds from the sale of the Ordinary Shares.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Deutsche Asset Management Investmentgesellschaft GmbH, Deutsche Asset Management International GmbH, Deutsche Asset Management (International) Limited, Deutsche Herold Lebensversicherungs-AG der Deutschen Bank, Deutsche Asset Management Investment Services Ltd., Deutsche Asset Management Ltd., Deutsche Asset Management Life &
          Pensions Ltd., Deutsche Vermoegensbildungsgesellschaft mbH, DWS Investment GmbH, DWS (Austria) Investmentgesellschaft mbH, Finanza & Futuro S.p.A. Milano, MG & Co. London, DB (Suisse) S.A. Geneva, Deutsche Asset Management (Japan) Ltd., and Deutsche Trust Bank Ltd. are subsidiaries of the Reporting Person which hold Ordinary Shares included in the figures on the cover page.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2001



                              DEUTSCHE BANK AG



                              By:   /s/ Jeffrey A. Ruiz
                                  ----------------------------------------------
                                  Name:   Jeffrey A. Ruiz
                                  Title:  Vice President



                              By:    /s/ Margaret M. Adams
                                  ----------------------------------------------
                                  Name:   Margaret M. Adams
                                  Title:  Director